[Letterhead of Ryan Beck & Co.]

Financial Institutions Group

February 9, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Todd K. Schiffman

Re:	Lake Shore Bancorp, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-129439)
Request for Acceleration of Effectiveness

Dear Mr. Schiffman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), we, as the Underwriter in connection with the stock offering described in the contained in the above referenced Registration Statement, hereby join the Company in respectfully requesting that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended by pre-effective Amendments No. 1, No. 2 and No. 3, be accelerated to 4:30 p.m. on Monday, February 13, 2006, or as soon as practicable thereafter.

Very truly yours, RYAN BECK & CO., INC.

By:	/s/ Michael Rasmussen
Name: Title:	Michael Rasmussen Managing Director